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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*
                                (Amendment No. )*


                         Triathalon Broadcasting Company
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    89589PI06
                                 (CUSIP Number)

                                January 13, 1998
              (Date of Event which Requires Filing this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-l(b)
                                [X] Rule 13d-l(c)
                                [ ] Rule 13d-l(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP No. 89589P106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            Lawrence M. Blau

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Not Applicable                                a[  ]
                                                          b[  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF            5.   SOLE VOTING POWER          None
SHARES
BENEFICIALLY         6.   SHARED VOTING POWER        205,000
OWNED BY
EACH                 7.   SOLE DISPOSITIVE POWER     None
REPORTING
PERSON               8.   SHARED DISPOSITIVE POWER   205,000
WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON  205,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        6.5%

12. TYPE OF REPORTING PERSON*
                     IN




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                                  SCHEDULE 13G

CUSIP No. 89589P106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark Metzger

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      Not Applicable                               a[ ]
                                                   b[ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF        5.   SOLE VOTING POWER                 None
SHARES
BENEFICIALLY     6.   SHARED VOTING POWER               205,000
OWNED BY
EACH             7.   SOLE DISPOSITIVE POWER            None
REPORTING
PERSON           8.   SHARED DISPOSITIVE POWER          205,000
WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON      205,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*  [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.5%

12. TYPE OF REPORTING PERSON*
                   IN




                                       3
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Amendment No.:                                          Date: March 16, 1998

Item 1(a)              Name of Issuer:
                       --------------
                       Triathalon Broadcasting Company (the "Company")


Item 1(b)              Address of Issuer's Principal Executive Offices:
                       -----------------------------------------------
                       Symphony Towers
                       750 B Street, Suite 1920
                       San Diego, California 92101

Items 2(a)             Name of Person Filing; Address of Principal
and 2(b)               Business Office:
                       -------------------------------------------
                       The Statement is being filed by (1) Lawrence M. Blau
                       ("Mr. Blau") in his capacity as (a) one of the two managing partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"), and (b) chairman of BEM International
                       Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM
                       International") and, together with BEM, the "Funds"); and
                       (2) Mark Metzger ("Mr. Metzger") in his capacity as (a) one of the two managing partners of BEM and (b) vice chairman of BEM International Management. Mr. Blau and
                       Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                       Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as chairman and vice chairman, respectively, of BEM International Management and pursuant to various contractual arrangements, are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 32nd Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr. Metzger. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

Item 2(c)              Citizenship:
                       -----------
                       Mr. Blau and Mr. Metzger are United States citizens

Item 2(d)              Title of Class of Securities:
                       ----------------------------
                       Common stock, par value $.01 per share ("Common Stock")



                                       4
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Item 2(e)              CUSIP Number:
                       ------------
                       89589P106

Item 3                 If this statement is filed pursuant to
                       Section 240.13d-1(c), check this box  [X]
                       -----------------------------------------

Items 4(a)             Ownership:
- 4(c)                 ---------
                       Mr. Blau and Mr. Metzger each has beneficial ownership for purposes of Section 13(d) of the Securities Exchange
                       Act of 1934 ("Beneficial Ownership") of 205,000 shares of
                       Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International
                       Management, for the management of the assets of BEM
                       International. Such shares represent approximately 6.5% of the issued and outstanding shares of Common Stock. Mr.
                       Blau and Mr. Metzger share voting power and dispositive power over these shares of Common Stock.

                       The shares of Common Stock which are the subject of this statement are held by BEM (154,000 shares) and BEM International (51,000 shares).

                       The percentages used herein are calculated based upon the 3,161,283 shares of Common Stock stated to be issued and outstanding as of November 13, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

Item 5                 Ownership of Five Percent or Less of Class:
                       ------------------------------------------
                       Not Applicable

Item 6                 Ownership of More Than Five Percent on Behalf
                       of Another Person:
                       ---------------------------------------------

                       No person other than the persons identified in Item 4 above and the partners of BEM and the shareholders of BEM International is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Common Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                       --------------------------------------------
                       Not Applicable

                                       5

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Item 8                 Identification and Classification of Members
                       of the Group:
                       --------------------------------------------
                       Not Applicable

Item 9                 Notice of Dissolution of Group:
                       ------------------------------
                       Not Applicable

Item 10                Certification:
                       -------------
                       By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



















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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 16, 1998

                                              /s/ Lawrence M. Blau
                                            __________________________
                                                 Lawrence M. Blau



                                              /s/ Mark Metzger
                                            __________________________
                                                    Mark Metzger
















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                                  EXHIBIT INDEX
                                  -------------


Exhibit A:          Joint filing agreement, dated March 16, 1998,
                    among the signatories to this Schedule 13G.